

March 11, 2013

Via Email

Reynolds C. Bish
Chief Executive Officer
Kofax Limited
15211 Laguna Canyon Road
Irvine, CA 92618

> **Re:** **Kofax Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted Confidentially on February 12, 2013**
> **CIK No. 1556884**

Dear Mr. Bish:

We have reviewed your letter dated February 12, 2013, and the above-referenced draft registration statement, and have the following comments. Unless otherwise noted, where we reference prior comments, we are referring to our November 8, 2012 letter.

Prospectus Summary

Who We Are, page 1

1.   We note your revised disclosure in response to prior comment 1. As noted in prior comment 1, the materials previously provided in response to comment 8 of our letter dated October 1, 2012 did not appear to directly support your prior claim that "many of [y]our users realize a return on investment within 12 to 18 months." These materials also do not appear to support your current claim that "many of your users achieve a relatively quick return on investment." Please revise.

2.   In the third paragraph of this section, you provide statistics comparing the twelve months ended June 30, 2009 to the twelve months ended December 31, 2012. Please include consistent twelve-month periods in the comparison and disclose your losses for the six months ended December 31, 2012. Note that the twelve-month comparative periods need not be consecutive.

Risk Factors

"We rely on our channel partners for a significant portion of our revenue…," page 17

3.   We note your response to prior comment 3. Here, and throughout your filing, please also quantify the percentage of revenue attributable to channel partners and direct sales for the six-month periods ended December 31, 2011 and December 31, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Operational Metrics, page 43

4.   As requested in prior comment 7, please revise your disclosure to include a quantified discussion of your renewal rates by region. In this regard, to the extent you are unable to provide an exact percentage renewal rate, we would not take exception if you disclose, for example, that renewal rates were in excess of 90%, exclusive of your recent acquisitions of Atalasoft and Singularity.

Revenue, page 44

5.   We note your response to prior comment 8. Please discuss why the percentage of revenue attributable to direct sales increased from fiscal 2011 to fiscal 2012. For example, to the extent there were any material pricing or volume trends during this period, they should be discussed. In addition, please explain to us why you do not believe that disclosing the average selling price for channel partners and your direct sales force "would be meaningful to investors," or material to an understanding of your business.

6.   In your October 19, 2012 response to comment 31 of our October 1, 2012 letter, you stated that the average selling price for channel partner transactions is materially lower than the average selling price for direct sales transactions, primarily because your channel partners focus on small and midsize enterprises, and your direct sales organization focuses on larger enterprises. You also noted that the average deal size had a correlation to the size of your customers. Please include disclosure consistent with your response.

Results of Operations

Revenue, page 48

7.   You state that organic software licenses revenue decreased 21.1% due, in part, to "sales execution issues." Please clarify what you mean by this statement.

Unaudited Condensed Consolidated Financial Statements of Kofax plc

Note 1. Accounting Policies

1.2 Summary of Significant Accounting Policies

Revenue Recognition, page F-8

8.   We will not object if you do not disclose the pricing for maintenance or professional
        services in the prospectus based upon your response to prior comments 12 and
        15. However, please supplementally provide us with the stated percentage of
        maintenance services for both of your customer groups (i.e., larger sales and those other
        than larger sales), as applicable, during the periods presented. Additionally, please
        provide us with the fair value for consulting and training services for each geographic
        region during the periods presented.

9.   In addition, supplementally provide us with the rates used for maintenance services to
        carve to fair value as discussed in prior comment 13. If the rates used for fair value are
        different than the stated rates discussed in prior comment 12, please explain this
        difference in your next response letter.

10.   Finally, please also explain in your next response letter how the fair value of maintenance
        and professional services was determined in comparison to your actual, budgeted, and
        peer group profit margins discussed in your response to prior comments 13 and 15,
        respectively.

Note 4. Income Tax Expense, page F-62

11.   We note from your disclosures on page 56 that the relatively higher non-deductible tax
        expenses during the six months ended December 31, 2012 compared to the six months
        ended December 31, 2011 coupled with relatively lower income from operations,
        disproportionally increased the effective tax rate from 37.9% to 117.8%. Please tell us
        the amount and nature of the non-deductible tax expenses for each interim period. In
        addition, please explain your statement on page F-62 that these non-deductible expenses
        are excluded from adjusted profit as used for the adjusted EPS calculations and how this
        is supported by your disclosures in Note 5.

Note 7. Profit on Operating Activities Before Taxation, page F-27

12.   We note the table you added to page F-27 in response to prior comment 11. We further
        note that "other" expenses are 25% and 27% of total operating costs and expenses for
        fiscal 2012 and 2011, respectively. Please supplementally provide us with a breakdown
        of the "other" expenses for each period presented. To the extent that any individual item

included in this "other" category is significant, tell us your consideration to separately disclose such amounts in your table.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel